Exhibit 21

ULTA BEAUTY, INC.

SUBSIDIARIES OF THE REGISTRANT

Name:	Jurisdiction of Incorporation or Organization:
Ulta Salon, Cosmetics & Fragrance, Inc.	Delaware
Ulta Inc.	Delaware
Ulta Beauty Credit Services Corporation	Delaware
Ulta Beauty Cosmetics, LLC	Florida